SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





        RYANAIR ANNOUNCES NEW 10 YEAR AGREEMENT WITH BRUSSELS CHARLEROI
                       5 NEW ROUTES AND $240M INVESTMENT

NEW ROUTES FROM BRUSSELS TO FARO, NIMES, MALAGA, SALZBURG, VALENCIA
                     1 MILLION FREE* SEAT SALE TO CELEBRATE

Ryanair, Europe's No. 1 low fares airline today (Wednesday, 14th December 2005) announced a new 10 year agreement committing it to develop Brussels Charleroi Airport until 2016. As part of this agreement Ryanair will base a 4th aircraft in Charleroi, bringing its total investment in aircraft at Brussels Charleroi to $240M. The airline will open 5 new routes, from Brussels to Faro, Nimes, Malaga, Salzburg and Valencia from April 2006 onwards, bringing the total number of Ryanair routes from Brussels Charleroi to 16. These 5 new routes will deliver another quarter of a million passengers p.a. and bring Ryanair's annual traffic at Charleroi to 2.3M .

Announcing this new agreement, and Ryanair's increased investment in BSCA, Michael O'Leary, Ryanair's CEO said:

        "Our new 10 year deal with Brussels Charleroi Airport commits Ryanair to invest $240M in new aircraft and deliver 2.3M passengers p.a. These 2.3M passengers will save EUR230M annually over the high fares charged at Zaventem Airport and based on ACI** figures these passengers will generate 2,300 jobs at the airport and in the local Walloon region. In addition, visitors brought to the region by Ryanair's low fares will spend over EUR200M p.a.

        "In 2001, Ryanair launched its first base in continental Europe at Brussels Charleroi and since then it has transformed Charleroi from an unknown, unused airfield into the fastest growing airport in Belgium. BSCA for its part has responded by recently announcing plans for a new terminal capable of handling 5M passengers p.a. which will be opened in 2007.

        "The passenger growth at Charleroi airport is unrivaled elsewhere in Belgium and has been achieved as a result of Ryanair's massive investment in aircraft and international advertising to promote low fare flights to and from Brussels Charleroi. The recent ill-informed press speculation surrounding the current investigation into Promocy is completely false and we look forward to co-operating with the Belgian authorities on the basis of the following facts:

        - Brussels Charleroi has increased its traffic tenfold since 2001
        - BSCA has developed into a thriving and profitable international airport operator
        - Promocy was set up to promote this development of traffic at Brussels
          Charleroi and is funded entirely by Ryanair and airport revenues.
        - Promocy receives/has received no funding from the Walloon region.
        - Any payments made by Promocy to Ryanair are to fund advertising and promotional activity of routes from Brussels Charleroi
        - During its 2-yr investigation the EU raised no concerns over the funding of Promocy.

        "To celebrate these 5 new routes and the continued growth of Brussels Charleroi, Ryanair is giving away 1M FREE* seats on www.ryanair.com until midnight Monday".

* excludes taxes and charges
** Airports Council International - The Social and Economic Impact of Airports in Europe, Jan 2004

Ends.                         Wednesday, 14th December 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 December, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director